

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2021

James Standen
Chief Financial Officer
Compass Minerals International, Inc.
9900 West 109th Street, Suite 100
Overland Park, Kansas 66210

> **Re: Compass Minerals International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Response dated August 23, 2021**
> **File No. 001-31921**

Dear Mr. Standen:

We have reviewed your August 23, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 25, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Note 2. Summary of Significant Accounting Policies
g. Accounts Receivable and Allowance for Doubtful Accounts, page 64

1. We have read your response to comment 2. Please tell us the following related to your South America accounts receivables balances of $6.6 million, $7.9 million, and $7.2 million that were at least over 120 days past due as of December 31, 2020, March 31, 2021 and June 30, 2021:

   - How many days these receivables had been past due;
   - Whether any of the accounts receivable balances were with customers that were considered delinquent, had poor credit quality or were in bankruptcy;
   - Your internal controls to assess the collectability of these receivables, including how

you monitor the credit quality of your customers;
- Whether there were any adjustments to the sale price of the South American specialty plant nutrition business due to concerns about the collectability of the accounts receivable that were past due greater than 120 days, and
- How you concluded that the accounts receivables past due at least over 120 days were collectible.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez, Branch Chief at (202) 551-3752 if you have questions regarding this comment on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation